UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

X **Form C: Offering Statement**

☐ **Form C-U: Progress Update;**

☐ **Form C/A: Amendment to Offering Statement:**

☐

☐ **Form C-AR: Annual Report**

☐ **Form C-AR/A: Amendment to Annual Report**

☐ **Form C-TR: Termination of Reporting**

Name of issuer: Burble Creativity Inc.

Legal status of issuer:

Form:	Corporation
Jurisdiction of Incorporation/Organization:	CA
Date of organization:	06/20/2016

Physical address of issuer: 26442 Beckman Ct. Murrieta CA 92562

Website of issuer: www.burblecreativity.com

Is there a Co-Issuer: No

Name of intermediary through which the offering will be conducted: DEALMAKER SECURITIES LLC

CIK number of the intermediary: 0001872856

SEC file number of intermediary: 008-70756

CRD number, if applicable, of intermediary: 315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
 $15,000 onboarding fee + 8.5% of raise amount + $2,000 monthly

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered: Class B Common Stock

Target number of securities to be offered: 982

Price (or method for determining price): $5.00 plus 1.75% fee

Target offering amount: $4,995.93 including Investor Processing Fee

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis

[X] Other – provide a description: At the Company's discretion

Maximum offering amount (if different from target offering amount): $4,999,995 including Investor Processing Fee

Deadline to reach the target offering amount: February 11, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 2

	2023		2022	
Total Assets:	Most recent fiscal year-end:	2,351	Prior fiscal year-end:	5,968
Cash & Cash Equivalents:	Most recent fiscal year-end:	2,351	Prior fiscal year-end:	3,606
Accounts Receivable:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Short-term Debt:	Most recent fiscal year-end:	519,615	Prior fiscal year-end:	465,766
Long-term Debt:	Most recent fiscal year-end:	59,752	Prior fiscal year-end:	60,395
Revenues/Sales:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Cost of Goods Sold:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Taxes Paid:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Net Loss:	Most recent fiscal year-end:	57,221	Prior fiscal year-end:	178,377

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	American Samoa	B5
X	Arizona	AZ	X	Nevada	NV	X	Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR

X	California	CA	X	New Jersey	NJ	X	Northern Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	California	DE	X	North Carolina	NC	X	Alberta	A0
X	Florida	FL	X	North Dakota	ND	X	British Columbia	A1
X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA	X	Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI	X	Ontario	A6
X	Iowa	IA	X	South Carolina	SC	X	Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD	X	Quebec	A8
X	Kentucky	KY	X	Tennessee	TN	X	Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX	X	Yukon	B0
X	Maine	ME	X	Utah	UT	X	Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	California	WY			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Burble Creativity Inc.
(Issuer)

/s/ Jay Goth, CEO
_____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jay Goth
_____
(Signature)

CEO, CFO, Secretary (Principal Executive, Financial and Accounting Officer), and Director
_____
(Title)

February 11, 2025
_____
(Date)

/s/ Taylor Cole
_____
(Signature)

Director
_____
(Title)

February 11, 2025
_____
(Date)

/s/ Amelia Soriano
_____
(Signature)

Director
_____
(Title)

February 11, 2025
_____
(Date)

EXHIBIT A TO FORM C – OFFERING STATEMENT


BURBLE CREATIVITY INC.
Target Offering Amount of $4,995.93
Maximum Offering Amount of $4,999,995


Burble Creativity Inc. (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum of 982 shares of its non-voting Series B common stock (the "**Securities**" or "**Shares**"), and up to a maximum of 982,800 Shares, at a price of $5.00 per Share (this "**Offering**"). In addition, investors will be charged a fee of $.09 or approximately 1.75% of their respective investment amounts ("**Investor Processing Fee**"), for an effective price per Share equal to $5.09, an effective minimum offering amount of $4,995.93 ("**Target Offering Amount**") and an effective maximum offering amount of $4,999,995 ("**Maximum Offering Amount**"). The Intermediary will receive a cash commission on this fee (see "Use of Proceeds" for more detail).Investors will not be issued any Shares in consideration for the Investor Processing Fee.

Investors purchasing $5,000 or more of Shares will receive a Burble Story Tent at no cost and an application license valid for three years. Investors purchasing $2,500 or more of Shares will receive a Burble Story Tent for 50% off the retail price and an application license valid for two years. Investors purchasing $1,000 or more of Shares will receive a Burble Story Tent for 50% off the retail price and an application license valid for one year. Coupon vouchers for tents and license registration instructions will be disbursed to investors within 90 days from a qualifying purchase of Shares with tents being provided on a first come first serve basis as tents become available.

The minimum investment for each investor is 20 Shares or $101.75 inclusive of the Investor Processing Fee. We must raise an amount equal to or greater than the Target Offering Amount by February 11, 2026 (the "**Offering Deadline**"). Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

The Offering is being made through DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in an escrow account ("**Escrow Account**") with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up until 48 hours prior to the Offering Deadline, or such earlier time as the Company designates for your closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Certain figures contained herein are rounded up to the nearest 100th percentile.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE

PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 4.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C;

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies; and

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

There are no events occurring prior to May 16, 2016 that would have triggered disqualification of the Company's use of Regulation CF but for the fact that they occurred prior to May 16, 2016.

<center>The date of this Form C Offering Statement is February 11, 2025.</center>

TABLE OF CONTENTS

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ABOUT THIS FORM C

You should rely only on the information contained in this Form C, including its exhibits. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C, including its exhibits, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and its exhibits are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors," and the Exhibits attached to the Form C.

Minimum $ Amount of the Securities Offered	$4,995.93 including Investor Processing Fee

Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	Approximately 4,443,279 Shares of Series A common stock and 376,097Shares of Series B common stock
Maximum $ Amount of the Securities Offered	$4,999,995 including Investor Processing Fee
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	Approximately 4,443,279 Shares of Series A common stock and 1,357,915 Shares of Series B common stock
Price Per Security	$5.00 + $0.09 Investor Processing Fee
Minimum Purchase Price	$101.75 with Investor Processing Fee
Offering Deadline	February 11, 2026

The Company

Burble Creativity Inc. was formed in California in June 2016 under the name Burble, Inc. The Company changed its name to Burble Creativity, Inc. December 16, 2024. The Company was formed to develop and sell interactive multi-sensory environments, particularly for individuals on the autism spectrum. Our founder, Taylor Cole, who has an audio processing disorder, developed a concept around learning and imagination that he called "Minimally Defined Immersive Storytelling" (also referred to herein as "MDI™"). The idea behind MDI™ is to combine light, sound and story in an environment that enables one to experience the story in a truly unique way, opening imagination and removing preconceptions and barriers. The last eight years have been spent developing and refining the concept, designing prototypes, and testing those various prototypes in public settings. We are conducting this Offering to assist capitalize our public launch of our MDI™ tent and MDI™ storybooks and app.

Capital Structure

The Company is authorized to issue 50,000,000 shares of common stock (collectively referred to at times herein as, "**Shares**"). Our common stock is designated into two series, Series A and Series B common stock. No Series A common stock is being offered in this Offering and investors will be purchasing only Series B Shares. Series A Shares are our only voting capital stock and all Series B Shares are non-voting. As of January 24, 2025, the Company had approximately 5,111,631 Shares of Series A common stock and approximately 375,115 Shares of Series B common stock issued and outstanding.

Dividends

The Company has not paid dividends in the past two years and does not intend to declare any dividends in the near future. Dividends will be declared by the Company's Board of Directors, in its sole discretion.

Transfer Restrictions

Securities purchased pursuant to Regulation CF may not be resold for one year, unless to (i) an immediate family member, (ii) the Company, (iii) an accredited investor, or (iv) through an IPO. Further, as our Shares are not registered under the Securities Act, transfers of our Shares may be effected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. In addition, there is no market for our Shares and none is likely to develop in the future.

The Offering

We are offering a minimum of 982 shares of its non-voting Series B Shares, and up to a maximum of 982,800 Shares, at a price of $5.00 per Share. Investors will also be charged an Investor Processing Fee equal to $0.09 or approximately 1.75% of their respective investment amounts, for an effective price per Share equal to $5.09, an effective Target Offering Amount of $4,995.93 and an effective Maximum Offering Amount of $44,999,995. Investors will not be issued any Shares in consideration for the Investor Processing Fee.

Investors purchasing $5,000 or more of Shares will receive a Burble Story Tent at no cost and an application license valid for three years. Investors purchasing $2,500 or more of Shares will receive a Burble Story Tent for 50% off the retail price and an application license valid for two years. Investors purchasing $1,000 or more of Shares will receive a Burble Story Tent for 50% off the retail price and an application license valid for one year.

The minimum investment for each investor is 20 Shares or $101.75 inclusive of the Investor Processing Fee. We must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline of February 11, 2026. Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

Shares are being offered on a "best efforts" basis through our investor portal,www.invest.burblecreativity.com.. We have engaged DealMaker Securities, LLC to act as our Intermediary in this Offering, which will receive fees and commissions for its services.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$8.50	$91.50
Investor Fee on Minimum Purchase Amount	$1.75	$0.1488	$1.6012
Aggregate Maximum Offering Amount	$4,999,995	$424,999.60	$4,574,995.40

> 1 DealMaker Securities LLC charges commissions of eight percent (8.5%) of the Offering proceeds including the Investor Transaction Fee. This excludes fees to the Issuer's advisors, such as attorneys and accountants. Also, excludes $10,000 set up fee and $2,000 per month maintenance fee payable to Intermediary and its affiliates.

Investors will be required to pay an Investor Processing Fee of 2.5% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee.

In order to purchase the Securities, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:
 A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act; or
B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:
i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of the Investor's annual income or net worth, subject to a maximum investment of $124,000.
ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.
iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

All offering proceeds will be held in the Escrow Account until the closing of such funds. Once we have raised the Target Offering Amount and at least 21 days from the date of this Offering Statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.

OFFICERS AND DIRECTORS OF THE COMPANY

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position and Offices Held	Term of Office
Jay Goth(1)	Director, Chief Executive Officer and Chief Financial Officer	May 2017- Present
Taylor Cole	Director, Chairman of Board	June 2016- Present
Amelia Soriano	Chief Technology Officer, Secretary and Director	August 2024- Present

(1) Jay Goth was elected as a Director of the Company in 2017. On June 13, 2024, he was elected as the CEO of the Company when Taylor Cole stepped down from such position.

Jay Goth

Jay Goth is the founder and CEO of Redtail Capital, a strategic investment and corporate advisory company formed in 2022. He is also the founder and CEO of Redtail Advisors, a strategic corporate advisory focused on business succession and exit planning. Jay is a serial entrepreneur, having been involved in dozens of startups in the energy, technology, biotechnology and financial industries. He became a director of the Company in May 2017 and the CEO and CFO in 2024. A graduate of the University of Colorado, Jay received a BA with a double major in English Literature and Economics. He has held several licenses, including Securities Series 79, 6, 63, 3, as well as Real Estate and Insurance (Life and Health) licenses.

Taylor Cole

Taylor R. Cole serves as the Chief Technology Officer (CTO) of the Naval Surface Warfare Center (NSWC), Corona Division. In this role he provides leadership to a high performance team representing the command's Navy Office of Research and Technology Applications representative (ORTA), Deputy ORTA, Naval Innovative Science and Engineering (NISE) portfolio manager, STEM and Naval Engineering Education Consortium (NEEC) Director, and NISE project analyst. The command's CTO shop is responsible for the internal research and development as directed by congress, K-12 robotic programs in support of schools, internships, academic and industry partnerships, and patenting. Cole drives the command's culture of innovation in his leadership role.

Cole began his career at NSWC Corona in 2003, designing a systems engineering process that resulted in the operational assessment and turnover of Navy Electronic Warfare (EW) training simulators and acquisition radars. In 2005, he led Counter-Improvised Explosive Device (C-IED) work under contract of the Joint Improvised Explosive Device Defeat Organization (JIEDDO), working 30 fully embedded rotations at the National Training Center, Ft Irwin, mentoring brigade battle staffs on operations research and Counter Intelligence, Surveillance, Reconnaissance (C-ISR) pattern analysis. In 2009, Cole led a specialized team to recreate, replicate, and surrogate Navy's Operations Research / Systems Analysis (ORSA) capabilities for broad military applications. Cole's team would support the majority of Army Divisions and Brigades deploying in this time frame. In 2012, Cole took ORSA work to the Navy warfighter by deploying to Navy 5th Fleet for 3 months developing tactical big data products for that area of responsibility. Following product success in Bahrain, Cole was selected as a technology fellow at the Chief of Naval Operations (CNO) Strategic Studies Group (SSG), in Newport, RI where he worked on SSG33 (Expeditionary Operations in the year 2030) and SSG34 (Revolutionizing the Navy Personnel System). In this position he would help lead think tank sessions on CNO priorities and present findings to Navy leadership. Upon return to Corona Division, Cole would go on to run the command's NISE portfolio in 2015. In 2018 Cole was selected to be the command's Chief Technology Officer and a technical high grade.

Cole graduated with a BS degree in mechanical engineering from the University of California, Riverside in 2003 and earned his MS degree in mechanical engineering from the same college in 2007. Cole is a current member of the US Parachute Team and an active mountain unicyclist.

Amelia Soriano

Amelia has been the Director of Product and Innovation at TOCA Football since August 2022, leading the development and implementation of innovative solutions that enhance the soccer training experience for players, coaches, and fans. With over 20 years of coaching experience and a passion for the game, she creates products that are engaging, effective, and fun.

A seasoned technical product owner and certified Scrum Master with over a decade of expertise, she is adept at empowering cross-functional teams for agile product delivery. Amelia has a proven track record in process improvement, business process analysis, expanding product portfolios and driving business strategy. Skilled in identifying opportunities, optimizing workflows, and overcoming challenges. She is always eager to learn new skills and technologies while collaborating with teams/ individuals who share a vision of excellence. Her three-year work history prior to joining the Company is as follows:

Sr. Director of Product and Innovation - TOCA Football 8/1/2022 - Present
Sr Director of Application and Decisioning - Progressive Leasing 6/1/2020 - 8/1/2022

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law and the Company's Bylaws. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

PRINCIPAL SECURITY HOLDERS

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities as of the date of this Form C, calculated on the basis of voting power. The following percentages are based on the following shares outstanding as of January 22, 2025: 5,111,631 Shares of Series A common stock and 375,115 Shares of Series B common stock issued and outstanding.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Jay Goth(1)	1,961,000 Series A Shares	38.36%
	50,000 Series B Shares	0%
Taylor Cole	1,487,000 Series A Shares	29.09%
Amelia Soriano	587,500 Series A Shares	11.49%

(1) Mr. Goth owns his Series A Shares in Redtail Capital, an entity he controls. His Series B Shares are held in his individual capacity. His Series B Shares represent approximately 13.33% of the current issued and outstanding Series B Shares but do not have voting power.

BUSINESS

The Company

Following founder Taylor Cole's 2-year appointment as a senior technology fellow in the US Navy's highest level think tank, he concluded that today's adoption of technology is choking off creativity. His assertion is that as we become more and more used to having creativity defined for us (movies, virtual reality, video games, augmented reality, etc.), we humans lose access to our creativity over time.

Burble was founded as a California corporation in 2016 to lessen this decline and promote creativity-generating technology. Late in 2017, Taylor discovered he had a disability known as audio processing disorder (APD). He found that negative effects of the disability to understand stories were reduced by combining lights and sounds with the story, a concept around learning and imagination that he called Minimally Defined Immersive Storytelling, or MDI™.

The idea behind MDI™ is to combine light, sound and story in an immersive environment that enables one to experience the story in a truly unique way, opening imagination and removing preconceptions and barriers. The last eight years have been spent developing and refining the concept, designing and prototyping and testing those various prototypes in public settings. We are conducting this offering to capitalize the public launch of our MDI™ tent, storybooks and apps.

The Company raised money on convertible notes from friends and family to fund the initial research and development of a series of prototypes and to begin developing stories that were minimally defined. A of t majority of that debt has been converted into Series B Shares.

Burble's neural developmental director sent five families of children with ASD Burble technology for beta testing. Following the 2019 beta test with these families, Burble presented early findings to the Autism Society of California Board on June 27, 2020. In March of 2021, Burble was awarded a patent for "System and Method for Defining and Presenting a Narrative," which tackles Burble's trademark technology, MDI™, and makes possible an immersive environment product at any scale.

Autism is a community in desperate need of an affordable multi-sensory environment that promotes creativity and doesn't force a creative kid to see things a certain way. Burble's technology utilizes both brain hemispheres to encourage calmness and attentiveness.

According to the CDC, 1 in 36 eight-year-old children were diagnosed with Autism in 2020. This 3.5-billion-dollar market is expected to grow by 4.27% every year. The average family of a child with autism is struggling to calm their child down for sleep and maintain that sleep with an average sleep time of ~2 hours.

Families often spend money on therapy and medication to achieve this calmness to the order of $14,000 per year or nearly $1M per lifetime (National Institutes of Health). Burble's product has been efficacy tested to promote calm and attentiveness to children with Autism at a much lower cost.

While the initial focus is on ASD families, the story tent is designed to help people with a wide range of neurodevelopmental disabilities such as ASD, Down Syndrome, ADHD, ADD, audio processing disorders by providing an immersive, imaginative experience powered by natural emotions. We believe our products are currently most beneficial for children in the age bracket of 4-12 years old.

Burble's combination of patented technology to program and remotely access fully immersive environments, combined with proprietary story writing techniques, gives the Company the following innovative advantages:

- Individually addressable LED control not dependent on traditional lighting protocols drastically lowers the price of pixel mapping (i.e., design and employment of a string of individually addressable LEDs), making our products more cost effective than our competitors.

- An efficacy-tested combination of lights, sounds, and story creates a multi-sensory environment beneficial to those with Autism by promoting calmness and attentiveness through listening to stories.

- The patented StoryCreator (US 10,949,624 B2) allows for remote story design, cueing, and loading of industry-standard lighting and sound designs into any Burble product at any scale.

- Years of experience with developing MDI™ technology allows Burble to create new or adapt old stories by teaming a writer, sound engineer, and lighting engineer to control detail levels of narrative. This story writing technique balances the immersive environment for calmness and attentiveness.

With mass commercialization in mind, Burble's first flagship product is its Story Tent, an above-bed tent fastened to the child's bed. The tent contains diffused lighting and surround sound, putting an immersive environment around the child.

Families can buy books containing bedtime and calming stories, with each book color-coded and themed into a style of immersion (color and sound styles). These style themes and content will be created at Burble and utilize the best of MDI™ and beta test outcomes.

Based on feedback from the ASD community, the actuation of Burble's technology will commence with the book interacting with Burble's technology through an app. Bring a new book into the tent, and Burble will begin to tell the book's story. When a sensor tells Burble that the child is likely asleep, the story will change to an immersive environment that matches the story as the words disappear and the child settles into a deep sleep.

Burble's June 2020 presentation to the Autism Society of California Board, received a positive affirmation that what we are doing matters. This relationship has led to a partnership with the Autism Society of the Inland Empire, the City of Riverside, and Bourns Incorporated and we launched our first public capability in 2021 at the Bourns Family Youth Innovation Center. The City of Riverside used Burble technology for 16 family Autism-Friendly Story Camps and hundreds of Center-driven story sessions.

This is one comment from a parent:

"Thank you for the Immersive Storytelling Experience with Burble. My 14-year-old Autistic son LOVED the experience- he is still talking about it! It ignited his imagination and to hear him storytelling based on the sounds and lights was incredible to witness. He typically has difficulties regulating and winding down each night. However, the night he attended the Storytelling Experience he was calmer than usual and able to fall asleep earlier and slept through the night. That NEVER happens. EVER." – Julie

This type of storytelling immersion works in both hemispheres of the brain to accomplish new outcomes through storytelling. For autism, and more generally for autism spectrum disorders (ASD), the intended direct benefits are in the areas of calmness and attentiveness – with the added benefit of being entertaining.

Business Model

Autism spectrum disorder (ASD) is a neurodevelopmental disorder that affects as many as 1 in 36 eight-year-old children in the US (CDC, 2023 Community Report on Autism). It is a disorder that affects a child's ability to focus, often leading to ADHD-like behavior. As a result, families often spend money on physicians, therapy, and medication support for their child with autism in the order of $14,000 per year or over $1.4M per lifetime ('Pediatrics' Journal, 2014).

Burble intends to revolutionize the ASD market as it believes it can outperform and is much less expensive than existing products on the market such as sensory rooms, light panels, etc. The Company plans to sell the tent product at $499 per tent initially. There will be two sizes designed to fit any bed from twin to king size.

Burble storybooks will cost $20 per book initially. The app needed to run the tent will be accessed by any Android, Apple or Window device, including phones, tablets and computers. The cost of the app will be $4.99 per month, creating a recurring revenue stream.

The Company has contracted with Expertise Engineering out of San Diego, California to finish the first commercial design and to produce 500 initial tent units. These first tents will be shipped to early adopters in 2025, and the Company will solicit feedback from these initial users to develop a true commercial version of the tent that can be manufactured in bulk. The Company plans to source and build the products in North America.

The plan is to drop ship all products direct from the manufacturer, eliminating the need for inventory and shipping overhead. The Company will provide key services such as customer and technical support.

When the initial commercial run commences, Burble intends to deliver the first 500 tents to the early adopters as an expression of gratitude for their support and feedback. We will request that they donate their first tents to a local nonprofit, to be given to ASD families who may not be able to afford the tents.

The main marketing efforts of the Company will center around the core techniques developed through the crowdfunding marketing channels. Burble will utilize PR, social media, influencers, nonprofit affiliations and direct marketing to the ASD community. This is a close community and word of successful applications that have a positive impact spread quickly.

Burble is focused on R&D and protecting its IP. Burble plans to add additional patents and is currently in the process of converting a provisional patent to nonprovisional status.

Awarded Patents:

- US 10,949,624 B2, "System and Method for Defining and Presenting a Narrative"

Trademarks:

- Burble™

- MDI™

Burble recognizes that virtually any child and even most adults will enjoy the benefits and sensations of MDI™. The Company plans to invest in research around many neuro-diverse challenges and will expand its market reach as it grows.

Top 3 Burble Competitors:

a. Southpaw

Southpaw brought to the market a fiber-optic tunnel with a vibroacoustic mat. The product appears to be reasonably primitive in that it is merely a vibrating mat with a tunnel of fiber optic lights to give the sensation of looking up at a starry sky at night. The product sells for $2,057 but requires purchasing two other Southpaw items, including a lighting source and stereo rover. The lighting source costs $517, and the stereo rover costs $1,487. At a total of $4,061, Southpaw's tunnel is not economically feasible for low- and middle-income families compared to Burble's tent.

Southpaw fiber optic tunnel - $4,061

 

Pros:

- Vibro-acoustic

- Seemingly indestructible

Cons:

- High entry price

- Minimal features

- Difficult to store

b.   Pods

Pods follow a more similar approach to Burble with their sensory tents. An approximately 6x6 foot inflatable tent with remote-controlled sensory lighting and switchable graphics placed upon the tent to provide the child with a more specific visual of what would go along with the sound effects and eBooks that they provide. The issue with the distinctive interchangeable graphics is that it takes away from the child's imagination and can bore them after usage. Another problem is that the switchable graphics are costly since they need to be changed quite often to prevent children from getting bored. A sensory tent from Pods sells for $1,320.91, and sensory graphics sell for $399.92 each.

Pods sensory play tents - $1,320 + $399 per each additional theme

   

Pros:

- Inflatable

- Easy storage

- Multiple themes

Cons:

- High entry price

- Cost of theme twenty times higher than Burble's story books

- The themes are too specific, and limited options are available

c.   Nook

Nook offers sensory pods for neurodiverse people who have Autism, ADHD, dyslexia, and other neurodevelopmental disorders. Their pods help relieve the users' anxiety in the workplace or school.

Nook sensory nook - $11,500 base price

 

Pros:

- Customizable
- Large private space
- Wide range of uses (including for adults at work as relaxation)

Cons:

- High entry price
- Bulky
- Not interactive
- Expensive to customize

Additional Markets

The Company has developed several form factors, including entire rooms, and intends to expand offerings after establishing consumer demand through its first product.

Current classroom environments are not suited for children with ASD, Down syndrome, ADHD, ADD, or auditory processing disorders. Some implementations have been simple considering the complexity of the disorders, as mentioned earlier. These include foot and finger fidget devices, weighted lap pads, and classroom lighting filters. However, these are very minimal implementations intended to assist in the learning process for children with ASD.

Burble provides a more thoughtful and immersive experience for children that would more effectively boost their learning experiences by using their imagination and emotions in the process. Burble can work alongside learning institutions and nonprofit organizations to help distribute tents to where they are needed most and can be used in studies regarding alternative learning methods used for autism spectrum disorder or various other neurodevelopmental disorders.

With the lessons learned from launching Burble Phase 1 with ASD, Burble will leverage the experience to market directly with the Board of Education and school districts. This focus on the school district and providing the technology to improve reading scores will create the momentum Burble needs to launch a marketing campaign for families. Every family will want the technology that is benefiting their child in school.

Burble's kids' reading product initial release would be most effective in the academic setting. It would allow for academic recognition, which could later be used in marketing directly to parents outside of the school district and allow for international marketing with data providing the effectiveness of kids' reading improvements. Even as such, marketing the product will always be made with the target audience being the parents of children ages 4-12 years old, even when sold to school districts and international markets.

Burble's children's reading product is a book-based system, and this would allow school districts and parents to purchase books when convenient and enable them to stay up to date with all new reading material created. Burble plans on making its technology work with the Accelerated Reading (AR) books schools use to track reading progress with kids. Marketing to the AR reading system will propagate the Burble technology through schools and entice parents to own the technology at home.

When Burble reaches a comfortable customer base to sustain a growing market within the US, it will start expanding towards international markets, beginning with Europe and Asia-Pacific. The company has already received requests from around the world following initial marketing outreach.

Current Stage and Roadmap

Burble has two current locations. The first is an approximately 1,500 square foot office, prototyping, and content creation space located on the premises of Bourns, Inc. in Riverside California. The second is a virtual office in the Murrieta Innovation Center in Murrieta California.

To grow and maintain our connection with the ASD community, Burble has spent several years beta testing and conducting public demonstrations of our Minimally Defined Immersion (MDI™) technology. The industry standard beta test evaluated the Burble technology for efficacy in the following six areas:

-Increasing Learning Retention pre-K-12

-Audio Processing Disorder Support

-Developmental Coordination Support

-NeurOptic Application

-Behavioral for both Sensory Seeking and Sensory Avoidant ASD

-Increased Imaginative Activation

Burble sent five families having children with ASD a story telling tent for beta testing. Following the beta test with these families, Burble presented early findings to the Autism Society of California Board on June 27, 2020.

This relationship led to a partnership with the Autism Society of the Inland Empire, the City of Riverside, and Bourns Inc. and we launched a public demo tent at the Bourns Family Youth Innovation Center.

The City of Riverside used the Burble technology for 16 family Autism-Friendly Story Camps, hundreds of Center-driven story sessions, Autism-Friendly family guided sessions. Burble's core technology has been field tested and is ready for production.

Our next step is to conduct a crowdfunding campaign to launch our first commercial-grade tents. Funds will be used for the final R&D and design for the initial manufacturing of 500 tents. Those tents will be delivered first to crowdfunding investors who desire to purchase them.

The company offers free tents and a three-year app license to investors who invest $5,000 or more. Burble offers a 50% discount on the tents to investors who invest between $2,500 and $4,999, with a two-year app license. An investment of $1,000 to $2,499 allows the investor to receive a 25% discount on the tent and a one-year app license.

The next priority customers for the first 500 tents are investors who have invested less than $1,000, with top priority based on investment amount. Any remaining tents will be sold to a waiting list of customers based upon date of sign-up. As of December 9, 2024, there were over 200 customers on the waiting list.

On the one-month anniversary of the initial tent deliveries, the Company will contact all tent owners with a survey and request feedback on the tent design, operation and user experience. This will inform possible re-design for mass manufacturing.

The first tents from this second version of the product will be sent to the owners of the original tents at no cost to reward them for their participation in the survey and deliver an optimal experience. Burble will ask these owners to donate the original tents to local nonprofit organizations for delivery to families who don't have the resources to purchase a tent.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities, including those relating to data collection, privacy, and online sales. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.


RISK FACTORS


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment. If we are able to raise additional capital it may be on terms different than or more favorable than those hereby offered.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of many factors, including the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

We and our auditors have concluded there is substantial doubt about our ability to continue as a going concern.

Our historical financial statements have been prepared under the assumption that we will continue as a going concern. Our audit firm has expressed substantial doubt in our ability to continue as a going concern and the audit report for our 2023 financial statements contain a going concern opinion. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity financing or other capital, attain further operating efficiencies, reduce expenditures, and, ultimately, generate revenue. The doubt regarding our potential ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Security breaches of confidential user information in connection with our products may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, users' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

The failure of our products to operate properly could negatively impact our ability to operate successfully.

In the world of gaming, technology failure is a critical and inevitable challenge that companies often face. Despite meticulous planning, product testing, and cutting-edge innovations, these failures can occur due to various reasons, such as software glitches, hardware malfunctions, or even unexpected environmental factors. When a technology failure strikes, it not only halts the progress of ongoing projects but also poses significant financial and reputational risks. These failures can lead to delayed product launches, dissatisfied customers, and strained relationships with stakeholders. Moreover, failure to address technological shortcomings promptly can result in a loss of competitive advantage, as competitors are quick to capitalize on any weaknesses. Therefore, the ability of our Company to swiftly identify, rectify, and learn from these failures is crucial. It necessitates a culture of constant innovation, rigorous testing, and adaptability to emerging challenges, ensuring that failures become stepping stones for future advancements rather than insurmountable obstacles. If the Company fails to respond timely to any disruptions, or if the Company faces too many failures in the technology used for its products, it could severely harm the Company brand and the Company's ability to source customers and market and sell our products.

If we are not able to maintain and enhance our brand, our ability to expand our base of users, marketers, and developers may be impaired. and our business and financial results may be harmed.

We believe that our brand has and will contribute to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our customer base. Maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not do successfully. We may introduce new products that users do not like, which may negatively affect our brand and products. Additionally, the actions of developers or advertisers may negatively affect our customers. We will also continue to experience media, legislative, or regulatory scrutiny of our actions or decisions regarding product development, data use, encryption, product design, advertising, competition, and other issues, including actions or decisions in connection with elections, pandemics, or geopolitical events, which may in the future adversely affect our reputation and brand. Maintaining and enhancing our brand will require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

The markets for our products may develop more slowly than we expect or may be negatively impacted by market conditions.

The markets for our products are large. However, our success will depend on continued growth of these markets. In particular, we do not know how successful the adoption of our products will be. In part, this may depend on how well we compete with our competitors who enter this space who may have more resources and time in the industry than we do. We will incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop market share. If the market for our products does not develop as we anticipate, or does not continue to grow, or grows more slowly than we expect, our operating results will be harmed.

Additionally, concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues could lead to increased market volatility and diminished growth expectations, which in turn could result in reductions in spending by our existing and prospective customers. Prolonged economic slowdowns may result in lower sales of our products. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations, and cash flows.

Protection of electronically stored data and other cybersecurity is costly, and if our data or systems are materially compromised in spite of this protection, we may incur additional costs, lost opportunities, damage to our reputation, disruption of service or theft of our assets.

We maintain information necessary to conduct our business, including confidential and proprietary information as well as personal information regarding our customers and employees, in digital form. We also use computer systems to develop our products and services and operate our businesses. Data maintained in digital form is subject to the risk of unauthorized access, modification, exfiltration, destruction or denial of access and our computer systems are subject to cyberattacks that may result in disruptions in service. We use many third-party systems and software, which are also subject to supply chain and other cyberattacks. Identifying and mitigating cyber risks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Accordingly, despite our efforts, the risk of unauthorized access, modification, exfiltration, destruction, or denial of access with respect to data or systems and other cybersecurity attacks cannot be eliminated entirely, and the risks associated with a potentially material incident remain. In addition, we provide some confidential, proprietary, and personal information to third parties in certain cases when it is necessary to pursue business objectives. While we obtain assurances that these third parties will protect this information and, where we believe appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by third parties may be compromised.

If our information or cyber security systems or data are compromised in a material way, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished and as described above, we may lose revenue. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be damaged resulting in loss of business or morale, and we may incur costs to remediate possible harm to our customers and employees or damages arising from litigation and/or to pay fines or take other action with respect to judicial or regulatory actions arising out of the incident. Insurance we obtain may not cover losses or damages associated with such attacks or events. Our systems and the systems of third parties with whom we engage are continually attacked.

The Company's business and reputation are impacted by information technology system failures and network disruptions.

The Company is exposed to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, ransomware or other cybersecurity incidents, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and the Company's or its vendors business continuity and disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions can adversely impact the Company's business by, among other things, preventing access to the Company's online services, interfering with customer transactions or impeding the manufacturing and shipping of the Company's products. These events could materially adversely affect the Company's business, reputation, results of operations and financial condition.

Reliance on third-party service providers creates risks for the Company.

Some of the Company's operations may rely on the Company's third-party service providers to host and deliver parts, manufacture products and store information. Any interruptions, delays, or disruptions in and to the delivery of such services could expose the Company to liability and harm the Company's business and reputation.

The Company is not subject to Sarbanes-Oxley regulations and has identified material weaknesses in our internal control over financial reporting.

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company.

In connection with the preparation of our financial statements for the year ended December 31, 2023, material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting, including insufficient information technology controls, entity-level controls, controls over the completeness and accuracy of information produced by the Company, and management review controls, including those over complex accounting and disclosure matters. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. If we fail to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Additionally, if it were necessary to implement an internal control infrastructure that would meet the standards of the Sarbanes Oxley Act of 2002, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Regulation CF issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report. We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

The Company's Board of Directors and executives have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management have been established by the Board of Directors and may not be on an arm's-length basis. The Board of Directors and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

The liability of the management is limited.

As a result of certain exculpation and indemnification provisions in the Certificate of Incorporation and Bylaws, the Company's Board of Directors and officers may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, criminal act, or gross negligence. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company may seek other capital sources if needed in the future to execute its business plan. The Company may incur certain indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Current uncertainty in global economic conditions, including volatility and inflation could adversely affect our revenue and business.

Global inflation increased during 2022 and 2023. Geopolitical tensions, as well as the related international response, have exacerbated inflationary pressures, including causing increases in the price for goods and services and exacerbated global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in, and may continue to result in, cost increases for labor, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or volatility spill-over effects between international financial markets, or other negative economic factors or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit could decrease, and our financial condition and results of operations could be adversely affected. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations. In order to mitigate the possible effects of supply chain disruptions, management is continuously monitoring global economic conditions and has taken actions to prevent or minimize the impact resulting from these supply chain disruptions, such as the use of multiple vendors that supply the identical parts, making minor engineering modifications to our products for ease and speed of changing components and increasing our inventory to shorten delivery times to our customers. Our efforts are intended to have no impact on our product quality, reliability or regulatory approvals.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, will increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

We will need to achieve commercial acceptance of our products to to generate revenues and sustain profitability.

We may not be able to successfully commercialize our products, and even if we do, we may not be able to do so on a timely basis. Superior competitive technologies may be introduced, or customer needs may change, which will diminish or extinguish the commercial uses for our applications. We cannot predict when significant commercial market acceptance for our products will develop, if at all, and we cannot reliably estimate the projected size of any such potential market. If the markets fail to accept our products, then we may not be able to generate revenues from the commercial application of our technologies. Our revenue growth and profitability will depend substantially on our ability to manufacture and deploy additional products required by each of our potential customers.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our bank accounts will not be fully insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business model is evolving.

Our business model is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

The Company needs to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company's financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company's results of operations.

Our employees may engage in misconduct or improper activities*.*

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Because we are a "start-up", we face a material risk of business failure.

We were formed in 2016 but have not made significant sales. We are therefore an "early stage" business. Our efforts to date have consisted mostly of formulating our business plan (a process which is still ongoing), securing intellectual property rights, and developing prototypes of our products. We have not launched sales.

The likelihood of our ability to meet our business goals must be considered in light of the significant expenses, complications and delays frequently encountered in connection with the establishment and expansion of new businesses and the nascent, rapidly evolving and highly competitive environment in which we operate. There is a material risk that future revenue from sales of our kits and services or our other planned business activities may not occur or may not be significant enough for us to generate positive cash flows or profit at all. Future revenue, positive cash flows or profits, if any, will depend on many factors, including initial (and continued) market acceptance of our product offerings and the successful implementation of our business strategies.

Moreover, if we are unable to develop and implement other business strategies that generate revenue, our ability to achieve near and long-term growth would be significantly impaired, and our business might fail. There can be no assurance that our future results of operations will generate positive cash flows or be profitable or that our strategies, even if implemented, will increase the value of the Company.

Incidents or adverse publicity concerning our Company could harm our reputation as well as negatively impact our revenues and profitability.

Our reputation is an important factor in the establishment and potential future growth of our business. Our ability to attract and retain consumers depends, in part, upon the external perceptions of our company, the intellectual property assets and individuals we are associated with, and our corporate and management integrity. If market recognition or the perception of our company diminishes, there may be a material adverse effect on our revenues, profits, and cash flow.

Changes in consumer tastes and preferences for our products could reduce demand for our offerings and adversely affect our results of operations.

Our business depends on our ability to consistently provide, maintain and innovate products that meet changing consumer preferences. If our products do not achieve sufficient consumer acceptance or if consumer preferences change or consumers are drawn to other products, our business, financial condition, or results of operations could be materially adversely affected.

If we are unable to obtain, maintain and protect our intellectual property rights in our proprietary technology, our ability to compete could be negatively impacted.

Our licensed proprietary intellectual property is vital to our business. The market for our products depends to a significant extent on the value associated with our product design, our proprietary technology, brands, and the intellectual property we license. We rely on confidentiality procedures and contractual restrictions, to establish and protect our intellectual property or other proprietary rights. However, these laws, procedures and restrictions provide only limited and uncertain protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated, including by counterfeiters. The costs required to protect our proprietary intellectual property may be substantial.

To protect or enforce our intellectual property and other proprietary rights, or to determine the enforceability, scope or validity of the intellectual or proprietary rights of others, we may initiate litigation or other proceedings against third parties. Any lawsuits or proceedings that we initiate could be expensive, take significant time and divert management's attention from other business concerns. Litigation and other proceedings also put our intellectual property at risk of being invalidated, or if not invalidated, may result in the scope of our intellectual property rights being narrowed. We may provoke third parties to assert claims against us. We may not prevail in any lawsuits or other proceedings that we initiate, and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

Our business model depends on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and proprietary rights of other parties.

Our business model and results of operations depend at least in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and other proprietary rights of others. However, we cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise violate such rights. Many companies have employed intellectual property litigation to gain a competitive advantage, and to the extent we gain greater visibility and market exposure, we may also face a greater risk of being the subject of such litigation. For these and other reasons, third parties may allege that our products or other or activities, including the products we make under licensing arrangements, infringe, misappropriate or otherwise violate their trademark, copyright or other proprietary rights. While we typically receive intellectual property infringement indemnities from our licensors, the indemnities are often limited to third-party copyright infringement claims to the extent arising from our use of the licensed material. Defending against allegations and litigation could be expensive, take significant time, divert management's attention from other business concerns, and delay getting our products to market. In addition, if we are found to be infringing, misappropriating or otherwise violating third-party trademark, copyright or other proprietary rights, we may need to obtain a license, which may not be available on commercially reasonable terms or at all, or may need to redesign or rebrand our products, which may not be possible. We may also be required to pay substantial damages or be subject to a court order prohibiting us and our customers from selling certain products or engaging in certain activities. Any claims of violating others' intellectual property, even those without merit, could therefore have a material adverse effect on our business, financial condition and results of operations.

Our business is highly dependent on the efforts and dedication of our officers and other employees, and the loss of one or more key employees, or our inability to attract and retain qualified personnel, could adversely affect our business.

Our officers and employees are at the heart of all of our business efforts. It is their skill, creativity and hard work that drive our success. The loss of any member of our senior management team, or of any other key employees could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain key man life insurance policies on any member of our senior management team or on our other key employees.

Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.

We rely to a large extent on our online presence to reach consumers and use third-party social media platforms as marketing tools. For example, we maintain Facebook, Twitter, Instagram, Discord, Reddit, YouTube and TikTok accounts. As e-commerce and social media platforms continue to rapidly evolve, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to develop new relationships with IP Partners and acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and result of operations.

Litigation or legal proceedings could expose us to liabilities.

We may in the future become party to litigation claims and legal proceedings. We face litigation risks regarding a variety of issues, including without limitation, copyright infringement, allegations against us, alleged violations of federal and state labor and employment laws, securities laws, cryptocurrency and digital asset laws and other matters. These proceedings may be time consuming, expensive and disruptive to normal business operations. The defense of such lawsuits could result in significant expense and the diversion of our management's time and attention from the operation of our business. Costs we incur to defend or to satisfy a judgment or settlement of these claims may not be covered by insurance or could exceed the amount of that coverage or increase our insurance costs and could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

Our results of operations are highly susceptible to unfavorable economic conditions.

Since our business is subject to consumer spending trends, we are exposed to risks associated with weak or uncertain U.S. or international economic conditions and disruptions in the financial markets. At present, the global economy continues to be challenging. Economic downturns, higher interest rates and inflation or other uncertainty about the strength of the global economy, or economic conditions in the U.S. or the entertainment industry, and caution on the part of customers, can influence the demand for our products. In addition, market conditions can be and have been adversely affected by natural and human disruptions, such as natural disasters, public health crises, severe weather events, military conflict or civil unrest. Consumers of our product offerings could respond to weak economic and financial conditions by reducing their spending, which includes discretionary components (such as spending on products) that are easier to reduce in the short term than other expenses.

Furthermore, unexpected revenue shortfalls due to external economic forces or otherwise can result in misalignments of costs and revenues, resulting in a negative impact to our operating results. If our business is significantly adversely affected by unfavorable economic conditions or other market disruptions that adversely affect consumer spending, the negative impact on our revenue could pose a challenge to our operating income and generation of cash from operations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the per-share price from an internal valuation analysis that includes a comparison of companies in the same industry and the price of the last capital raise of the Company. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per share of the Company's two classes of common stock (collectively, the "Common Stock") immediately before the commencement of this Offering. Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Shares at the offering price (or at any other price), and you risk overpaying for your investment.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our management.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our management and may divert attention from management of the Company.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of a Share before including the Investor processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

 Risks Related to the Securities

The Securities will not be freely transferable under the Securities Act until one year from the initial purchase date. Although the Securities may be transferable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. In addition, there currently is no market for our Shares.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information.

Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no to limited information rights owed to Investors.

The securities acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings and conversion of warrants, options and convertible debt.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Because we have not paid dividends in the past and do not expect to pay dividends in the near future, any return on investment may be limited to the value of our shares.

We have never paid cash dividends on our stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our stock will depend on earnings, financial condition and other business and economic factors affecting it at such a time that management may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

There is no market for our Shares.

Our Shares are not currently listed on any exchange or otherwise publicly traded. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. .

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

We are offering a minimum of 982 shares of its non-voting Series B Shares, and up to a maximum of 982,800 Shares, at a price of $5.00 per Share. Investors will also be charged an Investor Processing Fee equal to $0.09 or approximately 1.75% of their respective investment amounts, for an effective price per Share equal to $5.09, an effective Target Offering Amount of $4,995.93 and an effective Maximum Offering Amount of $4,999,995. Investors will not be issued any Shares in consideration for the Investor Processing Fee.

Investors purchasing $5,000 or more of Shares will receive a Burble Story Tent at no cost and an application license valid for three years. Investors purchasing $2,500 or more of Shares will receive a Burble Story Tent for 50% off the retail price and an application license valid for two years. Investors purchasing $1,000 or more of Shares will receive a Burble Story Tent for 50% off the retail price and an application license valid for one year. Coupon vouchers for tents and license registration instructions will be disbursed to investors within 90 days from a qualifying purchase of Shares with tents being provided on a first come first serve basis as tents become available.

The minimum investment for each investor is 20 Shares or $101.75 inclusive of the Investor Processing Fee. We must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline of February 11, 2026.

Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

Investment commitments may be accepted or rejected by us, in whole or in part, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Intermediary

In order to purchase the Securities, you must complete the purchase process through our Intermediary, DealMaker Securities LLC. All committed funds will be held in escrow with Enterprise Bank & Trust until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates for a closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Fees and Commissions

Our Intermediary and its affiliates will receive the following commissions and fees for acting as Intermediary and hosting our funding portal:

$15,000 activation fees;
8.5% of the amount raised in the Offering
$2,000 monthly for technology

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering, assuming we raise the Maximum Offering Amount. If we raise only the target Offering Amount, all proceeds will be applied to intermediary fees.

Use of Proceeds	Amount	Percentage
Offering Fees(1)	$425,000	8.50%
R&D and Manufacturing	$1,500,000	30.00%
General and Admin(2)	$750,000	15.00%
Marketing and Sales	$300,000	6.00%
Working Capital Reserves(3)	$2,024,995	40.50%
Total	$4,999,995	100.00%

(1) The Intermediary will earn a commission on the Investor Processing Fee. Includes only commissions payable on the sale of Shares and the Investor Processing Fee.
(2) General and Admin may include, but not be limited to, expenses such salaries (no salaries will be paid until we have raised $250,000), rent, legal, accounting, postage, printing, and the like.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Qualification

In order to purchase the Securities, investors must make a commitment to purchase Shares by completing the subscription process hosted by DealMaker Securities, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (calculated the same way as for accredited investors pursuant to Rule 501 of Regulation D) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are both equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor," as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply. Investors will be required to make representations relating to the foregoing in the Subscription Agreement to buy Shares.

Payments for Investments

Investors must process payments for investments through the Intermediary's platform. The funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five business days of receiving notice, the Investor's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. Investors should note that if investors have already received their securities as part of a closing, they will not be required to reconfirm upon the filing of a material amendment to the Form C.

Closings

In the event an amount equal to the Target Offering Amount is committed by investors prior to the Offering Deadline, the Company may conduct a closing of the Offering early, *provided* the early closing date must be at least 21 days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until all Shares have been sold or the Offering Deadline, or such date as earlier terminated by the Company. All investors with unaccepted subscriptions commitments will receive notice of their scheduled closing date at least five business days prior to such closing. Investors who are committed as of the date such notice is provided will be able to cancel their investment commitment until 48 hours before the applicable offering closing date. During this time, the company may continue soliciting investors and receiving additional investment commitments. If an Investor does not cancel an investment commitment prior to 48 hours before a closing, the funds will be released to the Company upon the closing and the Investor will receive the Securities in exchange for their investment.

Investor funds will be held in escrow with Enterprise Bank & Trust until released to the Company following a closing. The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary.

The Company will return all funds to investors in the event a Form C-W is filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company. The Company reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the

Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's shareholders are governed by its Articles of Incorporation and Bylaws. None of our securities are currently listed or quoted for trading on any national securities exchange or national quotation system.

Capital Structure

The Company is authorized to issue 50,000,000 shares of common stock (collectively referred to at times herein as, "**Shares**"). Our common stock is designated into two series, Series A and Series B common stock. No Series A common stock is being offered in this Offering and investors will be purchasing only Series B Shares. Series A Shares are our only voting capital stock and all Series B Shares are non-voting. As of January 22, 2025, the Company had approximately 5,111,631 Shares of Series A common stock and approximately 375,115 Shares of Series B common stock issued and outstanding.

Common Stock

Each Share of Series A common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. Shareholders may take action by written consent. Series B common stock does not have voting rights.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available.

Holders of our common stock have no pre-emptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our Bylaws that would prevent or delay change in our control.

Investors will be required to execute our Amended and Restated Shareholder Agreement, dated July 19, 2024 ("Shareholder Agreement"), included in Exhibit E, prior to being accepted as a shareholder of the Company. The Shareholder Agreement places several restrictions on our capital stock and shareholders, including, but not limited to, restrictions on transfers of Shares without first providing Taylor Cole (our founder) and then the Company a right of first refusal to purchase the shares, options for Taylor Cole and then the Company to purchase a shareholder's shares upon their death or divorce of the shareholder, requirements to sell shares in the event that holders of 75% of the common stock propose a sale of 75%+ of the Company's shares of common stock, and dispute resolution terms. Investors should carefully read the Shareholder Agreement and consult with their advisors before purchasing Shares.

Distributions

We have not paid dividends to date and do not intend to pay dividends in the near future. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Disclosure of commission position on indemnification for securities liabilities

The Company's Bylaws and Certificate of Incorporation, subject to the provisions of California Law, contain provisions which allow the corporation to indemnify its officers and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

Corporate Actions/Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. The Company's officers and directors, as the principal shareholders, collectively hold more than 50% of the voting shares and will be able to control all matters subject to shareholder vote, which votes could have the effect of, inter alia, diluting investors, appointing or keeping board of directors without approval from investors, approving amendments to the Company's governing documents, approving mergers or acquisitions, or selling significant Company assets or the Company as a whole, which could affect the value of Shares and Investors' returns on investment.

Additional issuances of securities.

Following your investment in the Company, the Company may sell Shares to additional investors, which could dilute the percentage interest of the Investor in the Company. The Investor will not have the opportunity to increase its investment in the Company in such a transaction. The inability of the Investor to make a follow-on investment. or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities.

The Company does not currently have a redemption policy.

A sale of the issuer or of assets of the issuer.

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Board and a majority of shareholders. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties.

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's• length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company. The Company intends to make future equity issuances outside of this Offering which will dilute Investors.

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the company issuing additional interests. In other words, when the company issues more interests, the percentage of the company that you own will go down, even though the value of the company may go up. You could own a smaller piece of a larger company. This increase in the number of interests outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into interests.

If the Company issues more Shares, which is its intent, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per interest.

If you are making an investment expecting to own a certain percentage of the Company or expecting each interest to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per interest.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of estimation. The same method can produce a different valuation if used by a different person. Different methods of valuation produce a different answer as to what your investment is worth.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering, primarily basing it upon the projected revenue, comparative company valuations and the last priced round of the Company. We cannot guarantee that the Share price is an accurate reflection of their value.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Transfers are also subject to the Company's Shareholder Agreement, which investors will be required to sign as part of their purchase of Shares.

Outstanding Options, Shares, Convertible Notes, Warrants

The Company has 189,270 warrants to purchase Series B Shares at a price per Share of $0.63. The exercise of such warrants will cause investors to experience dilution.

Transfer Agent and Registrar

DealMaker Transfer Agent, LLC will act as transfer agent and registrar for the Securities. All Shares will be issued in book entry form.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements are attached to this Form C as <u>Exhibit B</u>.

Results of Operations for Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

As of the fiscal years ended 2022 and 2023, we had no revenues or costs of goods sold. We also did not pay any compensation during such periods.

Professional fees decreased from 10,022 in 2022 to 4,092 in 2023

Operating expenses decreased from 145,202 in 2022 to 19,354 in 2023.

Liquidity and Capital Resources

The financial statements included in an Exhibit in this Form B have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business. We have determined that there is substantial doubt in our ability to continue as a going concern within twelve months following the issuance of our consolidated financial statements. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity financing or other capital, attain further operating efficiencies, reduce expenditures, and, ultimately, generate revenue. The substantial doubt regarding our ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

As of December 31, 2023, the Company had $2,351 cash and cash equivalents on hand. At December 31, 2023, we had $579,367n liabilities. We are reliant on proceeds from this offering to continue product development and fund general corporate expenses.

We anticipate that our future liquidity requirements will arise from the need to fund our growth from operations, pay current obligations, long term obligations as they come due and future capital expenditures. The primary sources of funding for such requirements are expected to be cash generated from raising additional funds from the private sources and/or debt financing and future operations. However, we can provide no assurances that we will be able to generate sufficient cash flow from operations and/or obtain additional financing on terms satisfactory to us, if at all, to remain a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitability.

Our plan of operation for the next twelve months is to raise capital to implement our strategy. We do not have the necessary cash and revenue to satisfy our cash requirements for the next twelve months. We cannot guarantee that additional funding will be available on favorable terms, if at all. If adequate funds are not available, then we may not be able to expand our operations.

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. The Company anticipates raising additional capital following this offering through other offerings exempt under the Securities Act.

Previous Offerings of Securities

All of the following offerings relied upon Section 4(a)(2) and Rule 506(b) exemptions:

Beginning September 2016, the Company sold $310,730 in promissory notes under Rule 506(b)of Regulation D. These proceeds were used to develop prototypes and test products.

Beginning January, 2024 the Company conducted an offering under Rule 506(b) of Regulation D pursuant to which it raised $497,310 and converted $397,310 in promissory notes to Series B Shares. These proceeds were used to prepare the Company for the crowdfunding round – attorney, accounting, auditing etc.

All of the following offerings relied upon Section 4(a)(2) and Rule 506(c) exemptions:

In January 2025, the Company converted $293,000 owed to an affiliate of our CEO, Redtail Capital, for expense advances during 2024 into 586,000 Series A Shares at a price per Share of $0.50. The issuance of these Shares to our CEO's affiliate will cause investors in this offering to experience dilution in the net tangible book value per Share.

Outstanding Debt

The Company, as of December 31, 2023, had $579,367 in liabilities. As of December 31, 2023, our debt consisted of the following:

Lender	Date	Principal	Balance	Interest Rate	Maturity
Redtail Capital	2023	$ 19,027.50	19,027.50	0%	Open line
Taylor Cole	2023	$ 6,206.53	6,206.53	0%	Open line
Taylor Cole NFCU	2022	$ 25,000.00	21,163.84	18%	Open line
Related Parties			46,397.87		
SAFE					
Magness	2022	$ 10,000.00	10,000.00	0%	
Pomer	2022	$ 25,000.00	25,000.00	0%	
Total			35,000.00		
Convertible Notes	2016-2022	$ 240,730.08	452,937.19	8%	2025/2026
Notes Payable					
Bourns	2018	$ 15,000.00	20,280.00	6.00%	2028
SBA	2020	$ 25,000.00	24,751.86	3.75%	2045
Total			45,031.86		
Total Liabilities			579,366.92		

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company owed an affiliate of our CEO, Redtail Capital, approximately $2293,000 from a series of loans used for Company operation during 2024. There was no interest payable on these loans. In January 2025, redtail Capital converted this debt into 586,000 Series A Shares at a price of $0.50 per Share.

Each of our listed officers has an agreement with the Company, approved by the Board, for his/her compensation. We have agreed to pay Mr. Goth $80,000 per year, Mr. Cole $20,000 per year, and Ms. Soriano $40,000 per year, with increases to be approved by the board of directors. These salaries will be paid once we have raised at least $250,000.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.burblecreativity.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) have previously failed to comply with the ongoing reporting requirement of Regulation CF.

Progress Updates

Information regarding the progress towards meeting the Target Offering Amount in this Offering will be filed as updates with the SEC on Form C-U. Updates on the status of this Offering may be found at: https://www._invest.burblecreativity.com

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B   Audited Financial Statements
Exhibit C   Articles of Incorporation, as amended
Exhibit D   Bylaws
Exhibit E   Shareholder Agreement
Exhibit F   Subscription Agreement
Exhibit G   Investor Presentation
Exhibit H   Video Transcripts and Screenshots of Landing Page and FAQ
Exhibit I   Contract with DealMaker
Exhibit J   Testing the Waters Materials